X4 PHARMACEUTICALS, INC.

955 Massachusetts Avenue, 4th Floor

Cambridge, MA 02139

August 27, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:    Sonia Bednarowski

            Justin Dobbie

RE:	X4 Pharmaceuticals, Inc.

  Registration Statement on Form S-3

  File No. 333-233161

  Acceleration Request

            Requested Date:         August 29, 2019

            Requested Time:        4:00 p.m. Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced Registration Statement on Form S-3 (File No. 333-233161) (the “Registration Statement”) to become effective at 4:00 p.m. Eastern Time on Thursday, August 29, 2019, or as soon thereafter as is practicable.

Once the Registration Statement has been declared effective, please orally confirm that event with Daniel I. Goldberg of Cooley LLP, counsel to the registrant, at (212) 479-6722.

[Signature page follows]

Sincerely, X4 PHARMACEUTICALS, INC.

By:	/s/ Adam S. Mostafa
Adam S. Mostafa
Chief Financial Officer

cc:	Paula Ragan, Ph.D., Chief Executive Officer, X4 Pharmaceuticals, Inc.

Daniel I. Goldberg, Cooley LLP

Courtney T. Thorne, Cooley LLP